UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Room 204, Building A,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

As previously reported, the increase in the Company’s issued and outstanding ordinary shares as compared to the Company’s most recently filed interim financial statements was primarily attributable to, among other things: (i) ordinary shares issued upon the conversion of the convertible note sold under the securities purchase agreement dated January 27, 2025 (as amended); (ii) ordinary shares issued under the securities purchase agreement dated June 22, 2026; and (iii) the issuance of 10,000,000 Class B ordinary shares to Mr. Houqi Zhang pursuant to the debt conversion agreement dated June 22, 2026, each as previously disclosed in the Company’s prior SEC filings.

As of August 31, 2026, the Company had issued and outstanding:

(a) 56,288,753 Class A ordinary shares, par value $0.00005 per share; and

(b) 10,061,311 Class B ordinary shares, representing an aggregate of 66,350,064 ordinary shares issued and outstanding as of such date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2026

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board